WWW.FINANCIALEXPRESS.COM BENGALURU THURSDAY, OCTOBER 19, 2023 FINANCIAL EXPRESS COMPANIES 5 Bajaj Auto profit jumps 20% in Q2 Ebitda surpasses 2,000-crore mark for the first time GROWTH DRIVERS GEETA NAIR Pune, October 18 BAJAJ AUTO ON Wednesday reported a 20%year-on-year increase in profit to 1,836 crore and a 6% rise in revenue to 10,777 crore for the September quarter, despite difficult international market conditions. Bajaj Auto has, for the first time, crossed the 2,000- crore Ebitda mark, Rakesh Sharma, executive director, BajajAuto,said. The Q2FY23 Ebitda grewby 21% to 2,133 crore and Ebitda margins were up 80 basis points sequentially at 19.8%. The margin growth was achieved despite a fall in volumes by 8% and was largely driven by the product mix,pre- miumisation and higher realisation, Sharma said. The margins were up 260 bps year-on-year and this covered the drag arising from investments in growing electric scooters business. Growth in domestic motorcycle sales, increasing share of 125-cc-plus-segment bikes, which was 65% of the business, Growth in domestic motorcycle sales and an increasing share of 125-cc-plus-segment bikes, which was 65% ofthe business Record sales ofthe highly-profitable three-wheeler business to 132,000 units, had contributed to the margin growth NeoLiv eyes projects in NCR, MMR; to raise $150 mn BINDU D MENON New Delhi, October 18 wiproyj . wvwv. I Li rti i nd tr ee.Co rn Bajaj Auto gained a 2% market share in Q2 in the motorcycle segment which was growing at 36% and record sales of the highly- profitable three-wheeler business to 1,32,000 units,had contributed to the margin growth, Sharma said. The company gained a 2% market share in the second quarter in the motorcycle segment,whichwas growingat36%. The company delivered 8,000 units of the Triumph bikes duringthe second quarter and will start exporting the bikes from October end. The company had received 18,000 bookings bythe end ofAugust. Bajaj is looking to scale up manufacturing from 5,000-7,000 units to 10,000 units during Q4FY2 3 andwill depend on the network expansion from 20 to 100 cities, Sharma said.There is awaiting list for the Triumph motorcycles priced between ^2,33,0000 (Speed 400) and ^2,63,000 (Scrambler400x). However,exports continued to be weak and fell by 9% but were limpingbackand improving sequentially, he said. The African marketswere downbut they were doing well in Latin America.The recent geopolitical tensions were a concern and were not good for the trade, though West Asia was not a big factor in the two-wheeler segment for the company. RESIDENTIAL INVESTMENT AND development platform NeoLiv has initiated a fund raise of $150 million, with a green shoe option of $60 mn. The company plans to develop 12 residential and plotted development projects in Delhi-NCR and Mumbai Metropolitan Region (MMR). “We have identified 12 land parcels for our residential projects and our first launch will commence operation by 2024. For investors, the platform provides an opportunity to invest at land stage. For customers, our aim is to provide security of timely delivery,” Mohit Malhotra, founder and CEO, NeoLiv, said. Malhotra added that the company is targeting a topline of ^10,000 crore from its projects. He said NeoLivhas been designed to manage every facet of real estate pro- jects.”We expect to make the first close from the AIF by the end of this year,” he said. Malhotra added the com- panyiswillingto partnerwith land owners for joint developments to create an asset-light model for the company. Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended and half year ended September 30,2023 Consolidated Audited Financial Results of Wipro Limited under IFRS (Tin millions, except per share data, unless otherwise stated) Particulars Quarter ended September 30h 2023 Half ye ar ended September 30,2023 Quarter ended September 30,2022 Revenue from operations 225,15& 453,469 225,397 Profit before tax 35,092 73,067 34,201 Profit after tax 25,673 55,533 26,491 Total comprehensive income for the period 28,376 60,086 29,425 Paid-up equity share capital (Par value of 2 per share) 10.444 10,444 10,971 Reserves excluding non-controlling interest1 as shown in the Audited Statement of Financial Position 770,188 770,188 647,194 Earnings per equity share (Par value of 2 per share) (EPS for quarter ended and half year ended periods is not annualized) Basic: Diluted: 5.06 5.04 10.30 10.27 4.86 4.85 LTIMindtree LTIMindtree Limited (Formerly Larsen & Toubro Infotech Limited) Req stored Office; L£T House. Ballard Estate, Mu mt 3- 400 001; Tel: (91 22) 6752 5656; Fax: (91 22) 6752 5S93P E-mail Tivestor :i mi nd tree, corn; Weuyte www.ltim ndtree com, Corporate Identity Number’ L72900MH1996PLC104693 ‘Balance for the quarter ended September 30, 2023 and half year ended September 30, 2023 represent balances as per the audited consoSi dated statement of financial position for the year ended March 31, 2023 and balance for the quarter ended September 30, 2022 represent balances as per the audited statement of financial position for the year ended March 31, 2022, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results of the Company for the quarter ended and half year ended September 30, 2023 have been approved by the Board of Directors of the Company at its meeting held on October 18, 2023. The statutory auditors have expressed art unmodified audit opinion. EXTRACT OF FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2023 Financial Results of Wipro Limited under Ind AS The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”}, as applicable and guidelines issued by the Securities and Exchange Soard of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter. Particulars ConsclicFaigd Quarter ended Six months ended Yean ended September 30, 2tK23 Jone 30, 2023 September 30, 2022 September 30, 2023 September 30, 2022* March 31, 2023 (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited) Total income 38,33 7 88,889 178,823 162,107 337,399 Net profit before tax 15,193 15,364 15,690 30,557 30,367 57,915 Net profit after tax 11.G23 11,523 1 1,890 23,146 22,955 44,103 Total comprehensive income 10,208 15.495 7,503 25,703 15,165 37.S52 Equity share capital 296 296 296 296 296 296 Earning per Share (not annualized) (Face value of 1/- each) a) Eaic (in 89.27 48.92 40.16 78 19 77.59 149.07 b) Diluted (in $ 29.17 88.8S 40 11 78 02 //.4B 148.33 in million, except per share data Consolidated Audited Financial Results of Wipro Limited under Ind AS ftin millions, except per share data, unless otherwise stated) Particulars Standalone Quarter ended Six months ended Year ended September 3-Q, 2023 June 30, 2023 September 30, 2022* September 30, 2023 September 30, 2022** March 31. 2023 (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Audited) Total in Lome 87,161 85,1 40 80,695 172,301 155,626 324.771 Net profit before tax 14,778 14,921 14,933 29,699 29,184 55,786 Net profit after tax 1 1,336 1 1,234 11,272 22,570 21.955 42,482 Total comprehensive income 9,960 15,123 7.134 25,083 14,449 35,648 in miHitjn * Refer note 4 A Refer note 5 Notes: Particulars Quarter ended September 30T 2023 Half year ended September 30,2023 Quarterended September 30,2022 Revenue from operations 225,159 453,469 225,397 Profit before tax 35.092 73,067 34,201 Profit after tax 26,673 55,533 26,491 Total comprehensive income for the period 28.322 60,039 29.293 Paid-up equity share capital (Par value of f 2 per share) 10,444 10,444 10,971 Reserves excluding non-ccntrclting interest1 as shown in the Audited Balance Sheet 765,703 765,703 643,066 Earnings per equity share (Par value of 2 per share) (EPS for quarter ended and half year ended periods is not annualized) Basic: Diluted; 5.06 5.04 10.30 10.27 4.86 4.85 ‘Balance for the quarter ended September 30, 2023 and half year ended September 30, 2023 represent balances as per the audited consolidated balance sheet for the year ended March 31,2023 and balance for the quarter ended September 30, 2022 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2022, as required by the SEBI {Listing Obligations and Disclosure Requirements) Regulations, 2015. The audited consolidated financial results (under Ind AS) of the Company for the quarter ended and half year ended September 30, 2023 have been approved by the Board of Directors of the Company at its meeting held on October 18, 2023, The statutory auditors have expressed an unmodified audit opinion. k ne consolidated and standalone fmanc al results of L-lMmctree Limited (‘the Company) fei the quarter ar.d six months ended September 30, 2023 have been subjected to limited review by the statutory auditors. The results have beer- reviewed by the Audit Committee of the Board and approved bythe Board of Directors at its meeting held on October IS, 2023. 2 Thet adove is an extract of the detailed format of the financial results fifed with the Stodk Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requunnierits: Regulations, 201’j Th ful- format of the cunjci idated financial results and lf’H standalone financial insults ‘or th quarter and six months ended Septembei 30, 2023 a-e availaoe or the Stock Exchanges website of BSE (www.bsemcna.com), NSE (www.nseindia.tpm) and Company’s website at www.ltimindtiM com/iivestors. | Results for the quarter and six months ended September 30. 2023 are in compliance with the Indian Accounting Standards (:rd AS) notilic-d by the Ministry of Corporate Affairs as prescribed Ltnder section 133 ofthe sbrripanieS Act, 201B 4. During the previous year, the Scheme of Amalgamation and Arrangement under Sections 230 - 232 and other applicable provisions of the Companies Ar I, 7D13 fur aria gamatton of Mind! tee l mil nd (‘Amalga mat ng C uinpany’) wfi l fa Company (‘S: iiemej was sanctioned liyHon’iiie National Company Law fi.bunal (NCLT) Murnba Bench vide o*der dared September 19, 2022 and Bengalmu Bench vice cider dated November 04, 2022 and November 10, 2022. The Scheme has become effective on November 14, 2022 upon M ro of the certified copy of the orders passed by NCLT with the relevant Registrar of Companies In terms of the Scheme, the name of the Company nas been changed from ‘Larsen Toi .bro Infr iter i Lim td’ r I.TI Mi nd I re limited’ w e. f Noventip 15, 7022 and all : fie asset s, I abi h ties. eserves and su’ pl JS O’”1 I ie ArralgarT-ai ing Company have been transferred to and vested in the Company. Consequent on the Scheme coming into effect anu in accordance with the Shafe Exchange Ratio enshrined in the Scheme, on November 25, 2022 the Company has allotted its 120,417,607 equity shares of 1/- each (fully paid-up) to the equity shareholders of erstwhi e M^dtree Limited as on the ‘Record Date’ fined for the said purpose The amalgamation has been accounted under the ‘poohrg of interests’ method m accordance with Appendix C of Indiar Accounting Standard {‘Ind AS’) 103 ‘Business Combinations’ al if p carrying va.up of th assets anti liati lities of it Amalgamating Company as included m the financial stafements of the Amalgams ng Company. Accordingly, lhe compa-alives have been restated to give effect of the amalgamation. 5 During the previous quarter, the Scheme of Arrangement (‘the Scheme’) for a malqamation between Poweruadoud ‘echnologies Private Limited, Lymbyc Solutions Private Limited and Cucogic Technologies Private L mited ( Transferor Companies), wholly owned subsidiaries, with the Company (‘Transferee Company’) was approver by the Mumbai Sen ch of National Company Law Tn bun al and the Company received the certified true copy of theord’ on Inly 06, 2023. The Company has filed th same with Registrar of CpinpaiiHs, Mumbai on July 1 I. 2D23 wfirrh i$ the f fet. live riafe of amaiqamation. lhe appointed date of lhe Scheme s April 01, 2029. ‘he amalgamation has been accounted under the ‘pooling of interests method in accordance with Appendix C of Ind AS 102 ‘Business Combinations at the carrying value of the assets and hao lities of the Transferor Companies as included in the consolidatec balance sheet of the Company as at th beginning of the previous year Accordingly, comparatives in the Standalone Finance Results have been restated to g-ve effect of the dmalgarratian ftgrn Ui beginning of lire previous yp^i and goodwill of J 1,531 mil ion has bn rrogni7pd m the standalone balance sf’net of tfie Company. The sa d transact on has no Impact in the Consolidated Financial ResulLs of rhe Company. 6. The Board of U lectors had recommended a final dividend of 40V- per equity share of face value 7 1/ - each- tor the financial year ended March 31 r 2023 which was approved by the shareholders at the Annual General Meeting held on July 17, 2023 “he aforesaid divioenc was paid dur rg the per-txi. 7. The Board; ol Directors al its meeli.ig held on October 13. 2023 have declared a i interim div-dond 20/- pei equity share of par value 1/- each. 8 Figures for the previous periods have been regrouped ar.o recrassihed wherever necessary, to conform to tne classification of me current period For LTIMindtree Limited Standalone Audited Financial Results of Wipro Limited under Ind AS (tin mittions, except per share data, unless otherwise stated) Particulars Quarter ended September 30,2023 Half year ended September 30,2023 Quarter ended September 30,2022 Revenue from operations 166,807 338,835 169,418 Profit before tax 28,481 62,692 29,556 Profit after tax 20.613 46,491 22,829 Total comprehensive income for the period 20,814 49,822 22,458 The audited standalone financial results (under ind AS) of the Company for the quarter ended and half year ended September 30, 2023 have been approved by the Board of Directors of the Company at its meeting held on October 18, 2023. The statutory auditors have expressed an unmodified audit opinion. Note: 1. The above is an extract ofthe detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL; www.bseindia.com), the National Stock Exchange website (URL; www.nseindia.com) and on the Company’s website (URL: www.wipro.com). 2. The Board of Directors of the Company at its meeting held over October 17-18, 2023, have approved a scheme of amalgamation for merger of Wipro HR Services India Private Limited, Wipro Overseas IT Service Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited (wholly-owned subsidiaries), with and into Wipro Limited. The Scheme is subject to necessary statutory and regulatory approvals under applicable laws. By Order of the Board, For Wipro Limited Place: Bengaluru Date: October 18, 2023 Rishad A. Premji Chairman Place : Mumbai, lad a f inSnfici^eixpliepeip’r. In Debashis Chatterjee Ch ef Executive Officer Sc Maragmg Director Registered Office; Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 6B0 035, India Website; wipro.com I Email Id: mfo@wipro.com Tel; 4-91 -80-2844 0011; Fax: +91-80-2844 0054 CIN: L32102KA1945PLC020800